QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	For the Years Ended December 31,
	2015		2014		2013		2012		2011
Excluding interest on deposits	29.98	x	40.83	x	47.95	x	22.87	x	1.43	x
Including interest on deposits	4.68	x	5.91	x	6.05	x	5.62	x	1.13	x
Net income (loss)	$61,405		$59,009		$45,376		$92,305		$(30,330)
Income tax provision (benefit)	34,501		30,255		22,281		(4,333)		33,625

Income before income taxes	$95,906		$89,264		$67,657		$87,972		$3,295
Earnings before income taxes and fixed charges including interest on deposits	$121,957		$107,431		$81,066		$107,015		$29,542

Earnings before income taxes and fixed charges excluding interest on deposits	$99,215		$91,505		$69,098		$91,994		$11,001

Interest on deposits	$22,742		$15,926		$11,968		$15,021		$18,541
Interest on other borrowings	3,309		2,241		1,441		2,034		4,048
Preferred stock dividends	—		—		—		1,988		3,658

Total fixed charges and Preferred Stock dividends, including interest on deposits	$26,051		$18,167		$13,409		$19,043		$26,247

Total fixed charges and Preferred Stock dividends, excluding interest on deposits	$3,309		$2,241		$1,441		$4,022		$7,706

QuickLinks

  EXHIBIT 12.1
Ratio of Earnings to Fixed Charges (Dollars in Thousands)